Exhibit 4.17

This Employment Agreement (this "Agreement") is entered into as of October 3, 2022 between Aris Kekedjian ("Employee") and Trinity Biotech, Inc. ("Trinity" or the "Company").

WHEREAS, the parties wish to set forth the terms of their relationship and to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual promises made herein, intending to be legally bound, the parties hereby agree as follows:

1.	Services.

1.1          Employment. Subject to the terms hereof, the Company agrees to employ Employee (i) as the Company's Chief Executive Officer and (ii) to provide, on behalf of the Company pursuant to contracts for services between the Company and such companies, chief executive officer services to such Group (as defined below) companies as the Company may direct (the "Position"), and Employee hereby accepts such employment in accordance with the terms and conditions of this Agreement. Employee shall=begin his employment with the Company on October 3, 2022 or such other date agreed between the parties which shall be no later than November 30, 2022 (the "Effective Date"). For the avoidance of doubt, the Employee shall at all times during the term of this Agreement remain in the sole employment of the Company only.

1.2          Duties. Upon the Effective Date, Employee shall have such powers and duties that are commensurate with the Position, as well as such other duties as are reasonably determined from time to time by the Board of Directors (the "Board") of Trinity Biotech PLC (the "Parent Company").

1.2.1          Employee shall undertake and perform such duties and exercise such powers, authorities, and directions in relation to his position as CEO of the Company and the Parent Company and their business as the Board may from time to time at its sole discretion assign or delegate to or vest in him on such terms and subject to such conditions and restrictions as the Board may from time to time at its sole discretion determine or impose. Employee shall comply with all lawful resolutions, regulations, and directions from time to time given to him by the Board.

1.2.2          In pursuance of his duties hereunder (without further remuneration unless otherwise agreed in writing with the Board), Employee shall perform such duties or services for any subsidiary, parent or affiliate of the Company or the Parent Company (an "Associated Undertaking") and accept and hold such offices or appointments in any Associated Undertaking for such period as the Board may from time to time require and in all cases carry out such duties and the duties attendant on any such office or appointment as if they were duties to be performed by Employee on behalf of the Company. The Company, the Parent Company and all Associated Undertakings are referred to as the "Group" and each is referred to as a "Group Company."

1.2.3          Employee must resign from any office held in any Group Company if he is asked to do so by the Company or the Board without claim for compensation or on the Termination Date (as defined below). If Employee does not resign as an officer of a Group Company after having been requested to do so in accordance with this Agreement, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement, Employee irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Section, a certificate in writing (signed by any officer or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority. To the extent permitted by law, Employee must not resign his office as an officer or director, as applicable, of any Group Company without the agreement of the Board.

1.2.4          Employee shall report to the Board and keep the Board informed (in writing if so requested) of his conduct of the business and affairs of the Comp,;1ny and the Parent Company and provide such explanations as the Board may require in connection therewith.

1.2.5          Employee shall comply with all resolutions, regulations, policies, rules and directions from time to time promulgated by the Company, the Parent Company and/or any applicable regulatory authority.

1.2.6          Employee shall be based at a location within the United States of his choosing, provided that Employee notify the Board of that location or any change to that location. It is expected that Employee will combine remote work with time spent across the Company's and the Parent Company's offices. Employee shall be required and hereby agrees to travel to such places (including (if not based there) the Company's offices in New York and the Parent Company's offices in Ireland) and in such manner and on such occasions as the Company may from time to time require in pursuance of his duties hereunder. The Company shall use reasonable best efforts to make appropriate work visa or other arrangements so that the Employee may be able to work as needed by the Group at the Company's headquarters in Ireland in connection with his duties for the Group or under this Agreement.

1.3          Outside Activities. Employee shall devote the substantial majority of his business time, attention and ability to the performance of his duties under this Agreement. Except as provided herein, Employee shall not during the course of his employment (except as a representative of the Company) directly or indirectly be or become an employee or officer of any other individual person, firm, company, partnership, unincorporated association, joint venture or other legal entity (a "Person"). Notwithstanding anything herein to the contrary, Employee may (a) serve as a non- employee director on the boards of directors of up to 4 entities; (b) devote reasonable time to volunteer services for or on behalf of religious, educational, non-profit and/or other charitable organizations; (c) devote reasonable time to activities in professional societies or industry associations; (d) serve on advisory boards of any entities; and (e) serve as officer or employee of any pre-existing, controlled entity providing advisory services or capital to other entities. Notwithstanding the foregoing, Employee may engage in outside activities, including those described in clauses (a) - (e) above, only to the extent that such activities do not violate this Agreement or otherwise conflict with Employee's obligations and duties to the Company.

1.4          Direction of Services. Employee shall at all times report directly and solely to, and discharge his duties under the supervision and direction of, the Board.

2.          Term. The term of this Agreement shall begin as of the Effective Date and shall continue until Employee's employment ceases in accordance with Section 6 below (the "Term"). The date on which the Employee's employment with the Company ceases for any reason shall be the "Termination Date."

3.	Compensation and Expenses.

3.1          Salary. As compensation for services under this Agreement, the Company shall pay to Employee a base salary of $750,000 per annum. Such salary will be subject to review by the Board or its compensation committee (the "Compensation Committee") on an annual basis and may be increased from time to time in the discretion of the Board or the Compensation Committee. Any reduction shall be subject to the provisions of Good Reason (as defined below) and Section 6 below. Payment shall be made in accordance with the Company's normal U.S. payroll practices as in effect from time to time, less all amounts required by law or authorized by Employee to be withheld or deducted. The Company shall have the right to deduct and withhold from any payments hereunder any national, federal, state or local taxes (including, for the avoidance of doubt, social security) of any kind required by law to be withheld with respect to any such payment. For all purposes under this Agreement, the term "salary" shall mean the regular annual base salary of Employee payable under this Section 3.1, as increased.

Employee's salary provided for in this Section 3.1 shall be deemed to include any fee receivable by Employee as an officer or director, as applicable, of any Group Company or of any other company or unincorporated body in which he holds office as nominee or representative of the Company, the Parent Company or any Associated Undertaking. Notwithstanding the foregoing, the Employee's salary provided for in this Section 3.1 is provided solely in respect of the Employee's employment with the Company and not in respect of holding any office or directorship role in any Group Company.

3.2          Bonus. In addition to the salary described in Section 3.1 above, Employee shall be entitled to participate in the discretionaryjncentive plan established by the Parent Company each year for the payment of cash bonuses to senior executive officers of the Parent Company and its subsidiaries (each, a "Bonus Plan"), on such terms as may be approved by the Board or the Compensation Committee in its discretion. With respect to each Bonus Plan, (a) Employee shall have a target bonus amount as determined by the Board or Compensation Committee, but that is at least equal to 100% of Employee's salary, (b) cash bonuses payable to Employee shall be determined in the same manner as the cash bonuses paid to other senior executive officers of the Parent=Company under the applicable Bonus Plan with respect to the same time period, and (c) any bonus will be paid not later than March 15th of the year following the year to which such bonus relates. For the calendar year 2022 (payable no later than March 15, 2023), the bonus amount shall be a minimum of $125,000.

3.3	Long-Term Incentive Awards.

3.3.1          With respect to 2023 and subsequent calendar years, Employee shall be eligible to participate in the Long-Term Incentive Policy or comparable long-term incentive equity policy or plan that may from time to time be adopted by the Board or the Compensation Committee, in its sole discretion (an "LTIP"). It is the current intention of the Company that Employee's annual equity awards shall represent 20% of the total annual equity or option-based compensation awarded to the executives of the Parent Company.

3.3.2          All equity or option-based awards granted to Employee after 2022 will be subject to accelerated vesting to the extent set forth below:

(a)          in the event Employee's service terminates due to his death or Disability (as defined in Section 6.1), 50% of any outstanding and otherwise unvested awards will then vest.

(b)          subject to the release requirement described in Section 6.7.2, in the event of Employee's resignation for Good Reason or termination without Cause other than during the Change in Control Period (as those terms are defined in Section 6), 75% of outstanding and otherwise unvested equity or option-based awards will then vest; and

(c)          subject to the release requirement described in Section 6.7.2, in the event of Employee's resignation for Good Reason or termination without Cause during the Change in Control Period: (i) all outstanding and otherwise unvested equity or option-based awards will then vest.

3.4          Employee Benefits. Employee shall be entitled to receive or participate in any additional benefits, including without limitation medical and dental insurance programs, qualified and non-qualified profit sharing or pension plans, disability plans, medical reimbursement plans, and life insurance programs, which may from time to time be made available by the Company to other senior executive officers or U.S.-based employees of the Company.

3.4.1          401(k). Employee shall be entitled to participation in the Company's 401(k) plan on terms comparable to those provided to other similarly situated employees.

3.4.2          Health Insurance. Employee shall be entitled to participate in the Company's health, dental and vision insurance plans at the Company's expense.

3.4.3          Life Assurance. Employee shall be entitled to, at the Company or Parent Company's expense, a life insurance policy to pay Employee's dependents a sum equal to two (2) times the Executive's salary if the Executive dies during his employment.

 3.4.4          Travel Insurance. The Company shall provide Employee with coverage under any travel insurance policies that the Company or the Parent Company generally provide to other Employees or Board members. The Employee's entitlement to the insurance benefits in this clause shall cease on the Termination Date, and Employee shall not be entitled to claim any compensation for loss of such benefits as part of any claim for damages or compensation.

3.5          Paid Time Off. Employee shall be entitled to 30 days' paid time off (in addition to statutory public holidays in the United States) in each calendar year. Paid time off shall be pro-rated for partial calendar years.

3.5.1          Paid time off shall be accrued on a pro rata basis, and on the termination of this Agreement howsoever arising, Employee shall be entitled to pay in lieu of all accrued but unused paid time off up to and including the Termination Date only and shall be required to repay to the Company pay for paid time off taken in excess of entitlement. The basis of payment (and repayment) shall be 1/261 of basic annual salary for each day in excess of/less than the accrued entitlement.

3.5.2          Paid time off must be used in the calendar year in which it accrues and cannot be carried forward from one year to the next except in exceptional circumstances and with the express written consent of the Board. Salary in lieu of annual leave will not be paid by the Company, except on termination of the Employment.

3.5.3          In the event that notice of termination of the Employment is served by either party, the Company may require Employee to take any outstanding paid time off during his notice period.

3.6	Expenses.

3.6.1	=The Company shall reimburse Employee for:

(a)          reasonable legal fees incurred in connection with the negotiation and documentation of this Agreement;

(b)          all reasonable travel expenses incurred in connection with the performance of Employee's duties hereunder; and

all necessary expenses incurred in carrying out his duties under this Agreement, subject to compliance with the Company's policies relating to expense reimbursement. Expenses subject to reimbursement under this Section 3.6.1(c) shall include, but not be limited to, the cost of business-related travel, lodging and meals (including those expenses incurred while at Company facilities and Parent Company headquarters) and the fees and expenses incurred by Employee to maintain his membership in relevant professional associations

3.6.2          =AII reimbursements under this Section 3.6 will be made as soon as practicable after submission of any required documentation in compliance with the Company's policies relating to expense reimbursement. Failure to submit expenses and appropriate supporting documentation in accordance with the Company's policies relating to expense reimbursement may result in non- payment.

3.6.3          If the Company issues a Company sponsored credit or charge card to Employee, then he shall use such card only for expenses reimbursable under this Section 3.6.

3.7          Fees. From and after the Effective Date, all compensation earned by Employee, other than pursuant to this Agreement, as a result of services performed on behalf of the Group or as a result of or arising out of any work done by Employee in any way related to the scientific or business activities of the Group shall belong to the Company. Employee shall pay or deliver such compensation to the Company promptly upon receipt. For the purposes of this provision, "compensation" shall include, but is not limited to, all professional and nonprofessional fees, lecture fees, expert testimony fees, publishing fees, royalties, and any related income, earnings, or other things of value; and "scientific or business activities of the Group" shall include, but not be limited to, any project or projects in which the Group is involved and any subject matter that is directly or indirectly researched, tested, developed, promoted, or marketed by the Group.

3.8          Taxes. The Company shall have the right to deduct and withhold from any payments hereunder any national, federal, state or local taxes (including, for the avoidance of doubt, social security) of any kind required by law to be withheld with respect to any such payment.

3.9          Tax Equalization. The Employee's personal tax obligations will be managed under a tax equalization program from the Effective Date. The tax equalization program will be subject to a cap of 10% in respect of any taxation arising on any remuneration or benefits under this Agreement. This model provides that, during the employment, the Employee will receive the same net income as he would have received had he not carried out any portion of his employment duties in Ireland. For the avoidance of doubt, this will be limited to amounts of salary, bonus, LTIP, the Inducement Payment (as defined below) and the Incentive Award (as defined below), all as set out under the terms of this Agreement and will not apply to any amounts of income or gains of the Employee not referable to payments or benefits received from the Group. Furthermore, the Employee shall be reimbursed for any all non-U.S. social security or medical liabilities (including PRSI and USC) and not subject to any cap. If an Irish tax or social security liability arises in respect of the employment, then the Employee shall cooperate with the Group and its advisors in taking any such actions required in order to obtain a refund of United States taxes or social security overpaid, with any tax equalization payments being paid by the Company reflecting such refunds. Any and all reasonable legal preparation and filing expenses associated with non-U.S. taxation social security and medical liabilities or additional expenses arising from the tax equalization scheme will be borne by the Company. The Employee and the Group agree to take reasonable commercial actions to manage the Group's potential liability under this clause.

4.          Onboarding Compensation. As an inducement for Employee to enter into this Agreement and accept employment with the Company, Employee will be paid the signing bonus specified in Section 4.5 upon commencement of his employment hereunder and be granted the equity awards specified in Section 4.1 and 4.2.

4.1          Options to subscribe for two million Parent Company American Depository Shares (each an "ADS"), each such ADS representing four A ordinary shares of $0.0109 each in the capital of the Parent Company, with an exercise price equal to the ADS closing price on the trading=day immediately prior to the Company announcing Employee's appointment as CEO is made (the "Inducement Award"). These options will have a 7-year term and vest in equal instalments on the first day of each calendar quarter over 24 months from the Commencement Date, subject to the continued service of Employee through that date.

4.2          One-million performance stock options that become exercisable into ADSs when the closing price of the ADSs, for ten (10) trading days out of the thirty (30) previous trading days, is equal to or greater than $3.00 (adjusted for any stock splits, reverse splits or equivalent reorganisations). These options will have a 7-year term and vest in equal instalments on the first day of each calendar quarter over 36 months from the Commencement Date, subject to the continued service of Employee through that date.

One-million performance stock options that become exercisable into ADSs when the closing price of the ADSs, for ten (10) trading days out of the thirty (30) previous trading days, is equal to or greater than $4.00 (adjusted for any stock splits). These options will have a 7-year term and vest in equal instalments on the first day of each calendar quarter over 36 months from the Commencement Date, subject to the continued service of Employee through that date/!

One-million performance stock options that become exercisable into TRIB stock when the closing price of the ParentCompany's common stock, for ten
(10) trading days out of the thirty (30) previous trading days, is equal to or greater than $5.00 (adjusted for any stock splits). These options will have a 7-year term and vest in equal instalments on the first day of each calendar quarter over 36 months from the Commencement Date , subject to the continued service of Employee through that date.

The exercise price of the three-million performance stock options described in this section 4.2 (collectively, the "Incentive Award") shall be equal to the ADS closing price on the trading=day immediately prior to the Company announcing Employee's appointment as CEO is made. The Incentive Award performance stock options will have a 7-year term commencing on the Commencement Date and will vest in equal monthly instalments=over three years from the Commencement_Date, subject in each case to the continued service of Employee through the applicable vesting date.

4.3          In the event Employee's service terminates due to his death or Disability (as defined herein), all of the Inducement Award and Incentive Award shall automatically vest.

In the event of Employee's resignation for Good Reason or termination without Cause other than during the Change in Control Period (as those terms are defined in Section 6): (i) 100% of any outstanding and otherwise unvested Inducement Award, as defined above, will then vest; (ii) 100% of the outstanding and otherwise unvested Incentive Award with a target stock price of $3.00, as defined above, shall automatically vest; (iii) 50%•of the outstanding and otherwise unvested Incentive Award with a target stock price of $4.00, as defined above, shall automatically vest.

If the Parent Company Stock price is at least $3 at the time of resignation for Good Reason or termination without Cause other than during the Change in Control Period, 100% of any outstanding and otherwise unvested Incentive Award, as defined above, shall automatically vest.

In the event of Employee's resignation for Good Reason or termination without Cause during the Change in Control Period: (i) all outstanding and otherwise unvested Inducement and Incentive awards will automatically vest.

4.4          For the avoidance of doubt, the Inducement Award and the Incentive Award shall be made pursuant to and in accordance with the terms of a long term incentive or similar equity compensation plan as adopted by the Parent Company and as then in effect (a "Plan"). In the event of a conflict between the terms of a Plan and the terms of this Agreement, the terms of this agreement shall prevail to the extent such terms are permissible under the Plan and are not in conflict with applicable tax or securities law.

4.5          As an inducement to enter into this Agreement and accept employment with the Company, the Company shall pay Employee $65,000 upon commencement of employment.

4.6          The Company may elect to satisfy the exercise by the Employee of all or part of the Incentive Award or Inducement Award by:

(a)          the payment to Employee of an amount in cash equal to (i) the product of the closing price of the ADSs on NASDAQ on the day of exercise and the number of ADSs to which the Employee would otherwise be entitled pursuant to such exercise, less (ii) the aggregate exercise price that the Employee would otherwise be required to pay the Parent Company; or

(b)          by the delivery of ADSs to the Employee (subject to the Company having the necessary corporate authorities);

provided that any election by the Company to deliver ADSs to the Employee pursuant to this Section 4.7 shall be subject to the Parent Company having, at the time of such delivery, the necessary corporate authorities to do so.

4.7          It is hereby declared that it is the Company's current intention to satisfy any exercise of all or part of the Incentive Award or the Inducement Award by the delivery of ADSs to the Employee .

4.8          Notwithstanding any other term of this Agreement or any award granted to the Employee pursuant to this Agreement, the Employee hereby agrees, covenants and undertakes to refrain from exercising or seeking to exercise any awards granted to him pursuant to, or otherwise in furtherance of, this Section 4 during the period beginning on the Commencement Date and ending on the date which is fifteen (15) months from the Commencement Date, provided that he is still employed by the Company.

4.9          Notwithstanding any other provision of this Agreement, in the event of the Termination of the Employee upon his death or Disability, without good cause, or termination by the Employee, all vested Inducement Options and Incentive Options shall be exercisable until the earlier of i) the end of the options term or ii) two years from the date of termination. In the event of the termination of the Employee by the Company for Cause (as hereinafter defined) all vested Inducement Options and Incentive Options shall be exercisable for a period of 90 days from the date of termination and all unvested Inducement Options and Incentive Options shall terminate immediately.

5.	Confidentiality. -

5.1          No Use or Disclosure of Confidential Information. Employee acknowledges that during his employment, Employee will have access to Confidential Information. Employee shall not during the Term or at any time thereafter except as authorized by the Board in the proper performance of his duties hereunder disclose or cause to be disclosed to any person or use for his own purposes or for any purposes other than those of the Group any Confidential Information which he may have received, created or obtained during his employment and he shall use his best efforts to prevent the publication or disclosure of any such information.

5.2          "Confidential Information" means all and any information, whether or not recorded, of the Group which Employee (or, where the context so requires, another person) has obtained by virtue of his employment or engagement and which the Group regards as confidential or in respect of which any Group Company is bound by an obligation of confidence to a third party, including (but not limited to):

5.2.1          all and any information relating to business methods, corporate plans, future business strategy, management systems, finances, and maturing new business opportunities;

5.2.2	all and any information relating to research or development projects or both;

5.2.3          all and any information concerning the curriculum vitae, remuneration details, work-related experience, attributes, and other personal information concerning those employed or engaged by the Group;

5.2.4          all and any information relating to marketing or sales of any past present or future product or service of the Group including sales targets and statistics, market share and pricing statistics, marketing surveys and strategies, marketing research reports, sales techniques, price lists, mark-ups, discounts, rebates, tenders, advertising and promotional material, credit and payment policies and procedures, and lists and details of customers, prospective customers, suppliers and prospective suppliers including their identities, business requirements and contractual negotiations and arrangements with the Group;

5.2.5          all and any trade secrets, secret formulae, processes, inventions, design, know-how, technical specification and other technical information in relation to the creation, production or supply of any past, present or future product or service of the Group, including all and any information relating to the working of any product, process, invention, improvement or development carried on or used by the Group or any associate of the Group and information concerning the intellectual property portfolio and strategy of the Group or of any associate of the Group;

Confidential Information does not include information that (i) is readily ascertainable to persons not connected with the Group without significant expenditure of labor, skill, or money or (ii) which becomes available to the public generally other than by reason of a breach by Employee of his obligations under this Agreement;

5.3          Material Provision. Employee's compliance with the terms of this confidentiality provision is a material requirement of this Agreement.

5.4          Exceptions. Notwithstanding the foregoing, nothing in this Agreement prohibits Employee from reporting possible violations of law or a regulation to the appropriate governmental agency or entity or self-regulatory organization or making disclosures that are protected under law, including the whistleblower provisions of U.S. federal law or regulation.

5.5. Notice of Immunity Under the Economic Espionage Act of 1996, as amended by the Defend Trade Secrets Act of 2016 ("DTSA"). Notwithstanding any other provision of this Agreement, Employee will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and solely for the purpose of reporting or investigating a suspected violation of law; or is made in a complaint or other document filed under seal in a lawsuit or other proceeding. If Employee files a lawsuit for retaliation by Company for reporting a suspected violation of law, then Employee may disclose the Company's trade secrets to their attorney and use the trade secret information in the court proceeding if Employee files any document containing trade secrets under seal and does not disclose trade secrets, except pursuant to court order.

6.	Termination.

6.1          Termination Upon Death or Disability. Employee's employment under this Agreement shall terminate immediately upon Employee's death or Disability.          The term "Disability" means Employee is unable to substantially perform Employee's duties under this Agreement by reason of any medically determinable physical or mental impairment that has or can be expected to last for a continuous period of not less than one hundred and eighty (180) consecutive days.

6.2          Termination by Employee Without Good Reason. Employee may terminate his employment under this Agreement without Good Reason (as defined below) upon 90 days' written notice to the Company.

6.3          Termination by the Company for Cause. Employee's employment under this Agreement may be terminated by the Company at any time for Cause. Only the following actions, failures, or events by or affecting Employee shall constitute "Cause" for termination of Employee by the Company: (i) willful and continued failure by Employee to substantially perform his duties provided herein after a written demand for substantial performance is delivered to Employee by the Board, which demand identifies with reasonable specificity the manner in which Employee has not substantially performed his duties, and Employee's failure to comply with such demand within a reasonable time, which shall not be less than thirty (30) days after Employee's receipt of such demand; (ii) the engaging by Employee in gross misconduct or gross negligence materially injurious to the Group or any Group Company, which if capable of being cured, is not cured within thirty (30) days of written notice thereof from the Board to Employee; (iii) the breach by Employee of confidentiality obligations imposed by this Agreement or of any other restrictive covenant between Employee and the Company, the Parent Company or any Group Company; (iv) the commission of any willful act that is materially detrimental to the best interests of the Group or any Group Company, which if capable of being cured, is not cured within thirty (30) days of written notice thereof from the Board to Employee; (v) Employee's conviction of, or plea of guilty or nolo contendre to a felony, (vi) Employee's fraud, theft, causing or threatening physical harm, or damaging Group property; (vii) Employee's material breach of this Agreement or any written policy of the Company or the Parent Company; (viii) Employee is prohibited or disqualified by law from holding any office in the Company, the Parent Company, any Associated Undertaking or any other company; or (ix) any of the warranties and representations in Section [15] are, or become, in the reasonable opinion of the Board, materially inaccurate, untrue or misleading.

No action or failure to act on Employee's part will be considered "willful" unless it is done without the good faith reasonable belief that such action was in the best interests of the Company, or if it is done upon the advice of Company counsel. Prior to any termination of Employee for Cause, there shall have been a resolution duly adopted by the vote of not less than a majority of the members of the Board who are not excluded from voting on such resolution for conflicts of interest or other similar reasons finding that the Company has Cause for the termination of the employment of Employee under this Agreement.

6.4          Termination by Employee With Good Reason. Employee may terminate his employment under this Agreement for Good Reason; provided that

(i) Employee gives written notice to the Board within (sixty (60) days of the event constituting Good Reason; (ii) the Company has not cured the event giving rise to such notice within thirty (30) days of receipt of Employee's notice; and (iii) Employee resigns his employment within thirty (30) days following the expiration of such cure period. The term "Good Reason" shall mean any of the following actions that are taken without Employee's prior written consent: (a) a diminution in Employee's base salary or target bonus opportunity; (b) a material diminution in Employee's authority, duties, or responsibilities as the Chief Executive Officer; (c) a change in Employee's reporting obligation; or (d) a change in the working arrangement in section 1.2.6 of this Agreement; ore) Employee ceasing to be a director of the Parent Company for a continuous period of sixty (sixty) days or more.

6.5          Termination by the Company Without Cause. The Company may terminate Employee's employment under this Agreement without Cause upon 90 days' written notice to Employee.

6.6          For purposes of this Agreement, the term "Change of Control Period" shall mean the period which begins sixty (60) days prior to the consummation of a Change of Control and ends eighteen (18) months thereafter. For purposes of this Agreement, the term "Change of Control"1 shall mean a change of control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A pursuant to the U.S. Securities Exchange Act of 1934 (the "Exchange Act"); provided, however, that a change of control shall only be deemed to have occurred at such time as (i) any person, or more than one person acting as a group within the meaning of Section 409A of the Internal Revenue Code (the "Code") and the regulations issued thereunder, acquires ownership of stock of the Parent Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; (ii) any person, or more than one person acting as a group within the meaning of Code Section 409A and the regulations issued thereunder, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition) ownership of stock of the Company possessing thirty percent (30%) or more of the total voting power of the Company's stock; (iii) a majority of the members of the Board of Directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors before the date of the appointment or election; or (iv) a person, or more than one person acting as a group within the meaning of Code Section 409A and the regulations issued thereunder, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all the assets of the Company immediately before such acquisition or acquisitions.

6.7	Compensation Upon Termination.

6.7.1          Termination Upon Death or Disability, by Employee (Other Than for Good Reason) or for Cause. In the event of a termination of Employee's employment under Sections 6.1, 6.2 or 6.3, all salary and benefits shall cease on the date of termination, subject to the terms of any benefit plans then in force and applicable to Employee, and the Company shall have no further liability or obligation hereunder by reason of such termination, save and except as stated herein. In the event of a termination of Employee's employment under Sections 6.1, 6.2 or 6.3, Employee or his estate, as applicable, shall be paid all salary earned under Section 3.1 through the date of termination on the next regularly scheduled payroll date following the termination date ("Accrued Salary and Benefits"). With respect to terminations under Sections 6.1 and 6.2 only, Employee or his estate, as applicable, shall receive, in addition to the foregoing, any annual bonus that has been otherwise earned but not yet paid with respect to a year ending prior to the date of termination (the "Accrued Bonus"), payable at the time that cash bonuses are or would otherwise be payable to other officers of the Company in respect of such year. In the event of a termination under Sections 6.1, Employee or his estate, as applicable, shall receive a prorated portion of his target annual cash bonus (subject to adjustment for bonus pool funding as determined by the Board of Directors or Compensation Committee) for the calendar year in which termination occurs (calculated based on the number of days in the calendar year that have passed prior to Employee's termination), payable at the time that cash bonuses are or would otherwise be payable to other officers of the Company in respect of such year (the "Prorated Bonus"). The Accrued Salary and Benefits and Prorated Bonus (if any) are herein referred to collectively as the "Accrued Obligations."

6.7.2          Termination Without Cause or Upon Good Reason. In the event of a termination of Employee's employment under Sections 6.4 or 6.5 of this Agreement, the following shall occur:

(i)	Employee shall receive the Accrued Obligations;

(ii)          Employee shall receive: (A) if such termination does not occur during a Change of Control Period, a lump sum cash payment equivalent to 12 months of Employee's annual salary; or (B) if such termination occurs during a Change of Control Period, a lump sum payment equivalent to 18 months of the Employee's annual salary;

(iii)          Employee shall receive an additional lump sum cash payment equal to (A) if such termination does not occur during a Change of Control Period, 100% of Employee's target bonus amount for the calendar year in which such termination occurs; or (B) if such termination occurs during a Change of Control Period, 150% of Employee's target bonus amount for the calendar year in which such termination occurs;

(iv)          if Employee validly elects to receive continuation coverage under Trinity's group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), the Company shall reimburse Employee each month for the applicable premium otherwise payable for COBRA continuation coverage for a period equal to the shorter of (x) 18 months after the date of termination; or (y) the date Employee is no longer eligible for COBRA, but only with respect to the portion of such premium that exceeds the monthly amount charged to active employees of the Company for the same coverage; and

(v)          Employee shall receive accelerated vesting as described in Section 3.3.2 and Section 4.3 herein.

The amounts payable under clauses (ii), and (iii) are collectively referred to as "severance." For clarity and the avoidance of doubt, in the case of a resignation for the Good Reason described in Section 6.4(a) (reduction in base salary or target bonus opportunity), references herein to Employee's "annual salary" and "target bonus" in clauses (ii) and (iii) above shall refer to such amounts immediately before the reduction giving rise to such Good Reason. Subject to Section 6.8, all severance payments under clauses (ii) and (iii) will be made (or commence) on the 60th day after termination of employment hereunder. As a condition to receipt of severance under this Section 6.7.2, within forty-five
(45) days following termination of Employee's employment, Employee shall sign, deliver and not revoke a general release of the Company, the Parent Company and any Associated Undertakings and their employees, officers, directors, owners, managers and members from any and all claims, obligations and liabilities of any kind whatsoever, including, without limitation, those arising from or in connection with Employee's employment or termination of employment with the Company or this Agreement (other than those that cannot be released as a matter of law, under US law and any other relevant law,Jn such form as is reasonably requested by the Company. The severance shall be in lieu of and not in addition to any other severance arrangement maintained by the Company, and to the extent consistent with Section 409A, shall be offset by any monies Employee may owe to the Company. The Company's obligation to pay the amounts stated in clauses (ii) and (iii) of this Section 6.7.2 shall terminate if, during the period commencing on termination of employment and continuing until all severance payments have been made by the Company, Employee fails to comply with Sections 5,=9, 13 or 19 of this Agreement. In addition, where such severance is paid, the Employee shall be required to repay on demand such amount of the severance equal to any awards subsequently made in his favor in any legal proceedings against the Company, the Parent Company and/or any Associated Undertakings in respect of the same or similar matters.

6.7.3          Parachute Payment. In the event that (i) Employee becomes entitled to any payments or benefits hereunder or otherwise from the Company or any of its affiliates which constitute a "parachute payment" as defined in Code Section 280G (the "Total Payments") and (ii) Employee is subject to an excise tax imposed under Code Section 4999 (the "Excise Tax"), then, if it would be economically advantageous for Employee, the Total Payments shall be reduced by an amount (including zero) that results in the receipt by Employee on an after tax basis (including the applicable U.S. federal, state and local income taxes, and the Excise Tax) of the greatest Total Payments, notwithstanding that some or all of the portion of the Total Payments may be subject to the Excise Tax (it being understood that if Employee's aggregate after tax benefit hereunder would be greater with the imposition of the Excise Tax and without such reduction, then no such reduction in Total Payments hereunder shall occur). If a reduction in Total Payments is required pursuant to the preceding sentence, the reduction will occur in the manner (the "Reduction Method") that results in the greatest economic benefit for Employee. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the "Pro Rata Reduction Method"). Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Total Payments being subject to taxes pursuant to Code Section 409A (as defined below) that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, will be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification will preserve to the greatest extent possible, the greatest economic benefit for Employee as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), will be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are "deferred compensation" within the meaning of Section 409A will be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A. All calculations hereunder shall be performed by a nationally recognized independent accounting firm selected by the Company, who shall also determine the value of any services to be rendered by Employee in connection with any non-competition or other restrictive covenant in order to mitigate any potential impact of Sections 2808/4999 on the Company and Employee, with the full cost of such firm being borne by the Company. Any determinations made by such firm shall be final and binding on Employee and the Company.

  6.8          Section 409A. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended ("Code Section 409A") (to the extent applicable) and the parties hereto agree to interpret, apply and administer this Agreement in the least restrictive manner necessary to comply therewith and without resulting in any increase in the amounts owed hereunder by the Company. To the extent compliance with the requirements of Treas. Reg. § 1.409A-3(i)(2) (or any successor provision) is necessary to avoid the application of an additional tax under Code Section 409A to payments due to Employee upon or following her separation from service, then notwithstanding any other provision of this Agreement (or any otherwise applicable plan, policy, agreement or arrangement), any such payments that are otherwise due within six months following Employee's separation from service will be deferred without interest and paid to Employee in a lump sum immediately following that six month period. For purposes of the application of Code Section 409A, each payment in a series of payments will be deemed a separate payment. Notwithstanding anything herein to the contrary, except to the extent any expense, reimbursement or in-kind benefit provided to the Employee does not constitute "nonqualified deferred compensation" within the meaning of Code Section 409A, and its implementing regulations and guidance, (i) the amount of expenses eligible for reimbursement or in- kind benefits provided to the Employee during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to the Employee in any other calendar year, (ii) the reimbursements for expenses for which the Employee is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred and (iii) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

6.9          Employee's Acknowledgement. Employee acknowledges and agrees that, except as specifically described herein, all of Employee's rights to any compensation, benefits, bonuses, or severance from the Company after termination of employment shall cease upon such termination. For the avoidance of doubt, Employee's rights with respect to any equity or equity-based compensation shall be governed by the applicable agreements governing such equity or equity-based compensation.

6.10        Employee's Obligations on Termination. On the Termination Date (for whatever reason and howsoever caused), or at the Company's request following Employee having been placed on Garden Leave, Employee shall promptly:

6.10.1          resign from all offices held by him in the Company, the Parent Company and any Associated Undertaking and from all other appointments or offices which he holds as nominee or representative of the Company, the Parent Company or of any Associated Undertaking and do all such acts and things (if any) as may be necessary to make any such resignations effective; and

6.10.2          provide to the Company (to whomever the Board specifies), without destruction, deletion or redaction of any data or images, and all original copies or extracts of:

(i)          correspondence, documents (including list of customers), laptops, computer drives, computer disks, other computer equipment (including leads and cables), tapes, mobile telephones, BlackBerry wireless devices (or similar equipment), credit cards, security passes, keys, car provided by the Company or the Parent Company (which is to be returned in good condition allowing for fair wear and tear) and other tangible items, which are in his possession or under his control and which belong to or are leased or hired by the Company, the Parent Company or any of its Associated Undertakings; and

(ii)          correspondence and documents (including lists of customers) in his possession or under his control which contain or refer to any Confidential Information;

(iii)          minutes of meetings and other papers of the Board and of any board of directors of the Company, the Parent Company and any Associated Undertaking which are in his possession or under his control; and

(iv)	all Confidential Information.

6.10.3          After complying with the prior subsection, permanently and irretrievably delete any and all Confidential Information from any laptops, computer drives, computer disks, tapes, mobile telephones, BlackBerry wireless devices (or similar equipment), storage media (including cloud-based storage media) or other re-usable material in Employee's possession or under his control (but which do not belong to the Company or any of its Associated Undertakings).

6.10.4          certify in writing his compliance with this Section and produce such evidence of his compliance as the Company may reasonably require.

6.11          Garden Leave. Following delivery of a notice to terminate employment by either party, the Company may, at its absolute discretion, place Employee on Garden Leave and require that Employee does not attend the Company premises or have contact with other staff or clients of the Group Companies for such period as the Company feels is reasonable.

6.11.1          During Garden Leave, the Company shall not be obliged to provide any work for Employee or to assign to or vest in Employee any powers, duties or functions and may for all or part of such Garden Leave do any or all of the following:

(i)          announce externally or internally or both that Employee has given or been given notice of termination of the Employment or any office(s) and been placed on Garden Leave and (where applicable) that a substitute has been appointed;

(ii)          exclude Employee from all or any premises of the Group Companies and require Employee to carry out no duties;

(iii)          require Employee to abstain from engaging in any contact (whether or not initiated by him) which concerns any of the business affairs of the Company, the Parent Company or any Associated Undertaking with any customer, client, supplier, other business connection, employee, director, officer, consultant or agent of the Company or the Parent Company or any associate of the Company or the Parent Company without the prior written consent of the Board;

(iv)          save where absent due to agreed holidays or authorised absence for sickness or injury or other authorised leave, require Employee to undertake at his home or at such place reasonably nominated by the Company such reasonable duties (which may differ from Employee's normal duties) as the Company may at its discretion assign and to provide any reasonable assistance requested by the Company;

 (v)          suspend or limit Employee's access to any Group Company's computer, e-mail, telephone, voicemail or other communication systems or databases; or

(vi)	require Employee to take any accrued but unused paid time off.

6.11.2          During Garden Leave, Employee shall continue to receive basic salary and contractual benefits (excluding bonuses). Employee shall have no eligibility for any bonus except as stipulated in section 6.7.1 in respect of any period of Garden Leave and shall have no claim in respect of the effect (if any) which any such Garden Leave may have on his eligibility in respect of any other period.

6.11.3          During Garden Leave, Employee shall provide such assistance as the Company may require to effect an orderly handover of his responsibilities to any individual or individuals appointed by the Company, the Parent Company or any Associated Undertaking to take over his role or responsibilities. Employee shall remain readily contactable and available for work. In the event that Employee is not available for work having been requested by the Company to do so, Employee shall, notwithstanding any other provision of this Agreement, forfeit any right to basic salary and contractual benefits.

6.11.4          All duties of Employee to the Company, the Parent Company or any Group Company (whether express or implied), including without limitation his duties of fidelity, good faith and exclusive service, shall continue during Garden Leave save as expressly varied by this Section.

7.          Indemnification. The Company agrees that if Employee is made a party (or is threatened to be made a party to) any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding"), by reason of his service (including past service) as an officer, director, employee, agent, or the like of the Company, or by reason of her service at the request of the Company as an officer, director, employee, agent, or the like of another entity, including, without limitation, as a fiduciary of an employee benefit plan sponsored or established by the Company (any such service for a subsidiary, affiliate, joint venture or other entity in which the Company has an ownership or other financial interest, or as a fiduciary of any employee benefit plan sponsored by the Company or any such other entity, shall be presumed to be at the request of the Company), then Employee shall be indemnified and held harmless by the Company to the fullest extent authorized by applicable law (including advancements for all reasonable attorneys' fees and costs incurred by Employee, subject to any repayment undertakings required by applicable law), and such indemnification shall continue even if Employee has ceased to be a director, officer, employee, agent, or the like of the Company for any reason.

8.          Insurance. During the Term and for a period of six (6) years thereafter (regardless of the reason for the termination of Employee's employment), the Company shall maintain suitable directors and officers insurance coverage for Employee in his respective roles and shall name Employee as an additional insured under such insurance policies, which policies shall be no less favorable to Employee than such insurance policies that cover the Parent Company's directors during such time period.

9.	Non-Solicitation; Non-Competition.

9.1	Employee acknowledges and agrees:

■	that the Group is in a unique and highly specialized business, which is international in scope with a large number of competitors;

■	that the Group possess a valuable body of Confidential Information and that Employee's knowledge of Confidential Information directly benefits him by enabling him to perform his duties;

■
that the protection of Confidential Information, customer connections, supplier connections, and goodwill of the Company, the Parent Company and its Associated Undertakings are legitimate business interests requiring protection; and

■
that the disclosure of any Confidential Information to any actual or potential competitor of the Company or the loss of good will associated with Employee would place the Company, the Parent Company, and its Associated Undertakings at a serious competitive disadvantage and would cause immeasurable (financial and other) damage to the Relevant Business (as defined below).

9.2          Non-Compete Restriction. Employee agrees with the Company that to protect the Group's legitimate business interests (including those of the Company, the Parent Company, and any relevant Associated Undertaking), during the Term and for a period of six months after the Termination Date, Employee shall not within the Restricted Area (as defined below), without the prior written consent of the Parent Company, directly or indirectly in any capacity (limited to a role that is of a similar type or involves similar services or products as Employee's role in the Company), either on his own behalf or in conjunction with or on behalf of any other Person, be employed, engaged, concerned or interested in any business wholly or partly in competition with the Relevant Business; provided however, that Employee may hold as a passive investment up to 3% of any class of securities quoted or dealt in on a recognized investment exchange and up to 10% of any class of securities not so quoted or dealt.

     9.3          Non-Solicitation Restriction. Employee agrees with the Company that to protect the Group's legitimate business interests (including those of the Company, the Parent Company and any relevant Associated Undertaking), during the Term and for a period of six months after the Termination Date, Employee shall not within the Restricted Area (as defined below), without the prior written consent of the Company, directly or indirectly in any capacity either on his own behalf or in conjunction with or on behalf of any other Person:

(a)          accept orders for or supply or cause orders to be accepted for or cause to be supplied Restricted Products or Services to any Restricted Person who (i) was provided with products or services by the Company, the Parent Company or any Associated Undertaking at any time during the Relevant Period or (ii) was negotiating with the Company, the Parent Company or any Associated Undertaking in relation to orders for or the supply of products or services from the Company, the Parent Company or any Associated Undertaking at any time during the Relevant Period.

(b)          solicit, canvass or approach or attempt to solicit, canvass or approach or cause to be solicited, canvassed or approached for the purpose of offering Restricted Products or Services any Restricted Person who (i) was provided with products or services by the Company, the Parent Company or any Associated Undertaking at any time during the Relevant Period; or (ii) was negotiating with the Company, the Parent Company or any Associated Undertaking in relation to orders for or the supply of products or services from the Company or any Associated Undertaking at any time during the Relevant Period.

(c)          interfere or seek to interfere or take steps as may interfere with the supplies (or the prospective supplies) to the Company, the Parent Company or any Associated Undertaking (or the terms relating to such supplies) from any Restricted Person who (i) supplied components, materials, products or services to the Company, the Parent Company or any Associated Undertaking at any time during the Relevant Period or (ii) was negotiating with the Company, the Parent Company or any Associated Undertaking in relation to the supply of components, materials, products or services to the Company, the Parent Company or any Associated Undertaking at any time during the Relevant Period.

(d)          recruit, solicit, hire or entice away or attempt to recruit, solicit, hire or entice away or cause to be recruited, solicited, hired or enticed away from the recruit, solicit, or hire any executive or employee of any Group Company with whom Employee worked, or had managerial responsibility for, at any time during the Relevant Period or in relation to whom Employee possessed a material amount of Confidential Information.

     9.4          Use of Company Name. Employee agrees that he will not, after the Termination Date, whether directly or indirectly, use in connection with any business, any name that includes the name of the Company, the Parent Company or any Associated Undertaking, or any colorable imitation of such names, and that he shall not represent himself or permit himself to be held out as being in any way connected with or interested in the business of the Company, the Parent Company or of any Associated Undertaking and that he shall take such steps as are necessary to comply with this obligation (including, but not limited to, by amending his social media profile) provided that such steps are not inconsistent with Employee's on-going obligations under this Agreement.

     9.5          Disclosure to Future Employers. Employee agrees that if, during the period the restrictions set forth in this provision remain in force, he receives an offer of employment from any Person, he will immediately provide that Person with a complete and accurate copy of the restrictions set out herein.

9.6          Reasonableness. Employee acknowledges and confirms that the restrictions set out in this clause, including the length, geographic reach and scope of the restrictions, are reasonable and appropriate under the circumstances and go no further than is reasonably necessary to protect the legitimate business interests of the Company, the Parent Company and its Associated Undertakings.

9.7          Remedies. Employee acknowledges that Employee's breach of the covenants and agreements contained in this clause would cause irreparable damage to the Company, the Parent Company and any Associated Undertaking, the exact amount of which would be difficult to ascertain, and that the remedies at law for any such breach or threatened breach would be inadequate. Accordingly, Employee agrees that if Employee breaches or threatens to breach any of the covenants or agreements contained in this clause, in addition to any other remedy which may be available at law or in equity, the Company shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction for specific performance and injunctive and other equitable relief to prevent the breach or any threatened breach thereof and shall be entitled to such relief without bond or other security or a showing of irreparable harm or lack of an adequate remedy at law.

9.8          Extension for Breach. If Employee breaches this Section in any respect, the restricted periods contained in this clause will be extended for a period equal to the period that Employee was in breach.

9.9          Severability. Each of the restrictions set out in this Section is separate and severable and in the event of any such restriction (including the defined expressions) being determined as being unenforceable in whole or in part for any reason such unenforceability shall not affect the enforceability of the remaining restrictions or, in the case of part of a restriction being unenforceable, the remainder of that restriction. The parties agree that if any restriction in this Section is deemed unenforceable due to its scope, length, breadth or other similar issue, then the scope, length, breadth or other similar issue shall be revised to make it reasonable and enforceable!!

9.10	Definitions:

9.10.1          "Relevant Business" means the business or businesses from time to time carried on by the Company, the Parent Company or any Associated Undertaking, limited to the activities with which Employee was materially concerned or involved in the course of his employment during the Relevant Period, or in respect of which Employee possessed a material amount of Confidential Information as at the Termination Date.

9.10.2          "Restricted Area" means Ireland, the United States of America, and any other country in which the Company, the Parent Company or any Associated Undertaking carries on a material amount of Relevant Business or intends to carry on Relevant Business, where such intention is reasonably within the knowledge of Employee, as at the Termination Date.

9.10.3          "Restricted Person" means any Person with whom Employee had material or regular dealings at any time during the Relevant Period, or in relation to whose dealings with the Company, the Parent Company or any Associated Undertaking Employee possessed a material amount of Confidential Information as at the Termination Date.

9.10.4          "Restricted Products or Services" shall mean products or services of the same type as or similar to or competitive with any products or services supplied by the Company, the Parent Company or any Associated Undertaking at the Termination Date, in the sale or supply of which Employee shall have been involved to any material extent, or about which Employee had access to Confidential Information, at any time during the Relevant Period;

9.10.5          "Relevant Period" means the twelve months prior to, and including, the Termination Date.

10.          Remedies. The respective rights and duties of the Company and Employee under this Agreement are in addition to, and not in lieu of, those rights and duties afforded to and imposed upon them by law or at equity.

11.          Severability of Provisions. The provisions of this Agreement are severable, and if any provision hereof is held invalid or unenforceable, it shall be enforced to the maximum extent permissible, and the remaining provisions of the Agreement shall continue in full force and effect.

12.          Non-Waiver. Failure by either party at any time to require performance of any provision of this Agreement shall not limit the right of the party failing to require performance to enforce the provision. No provision of this Agreement may be waived by either party except by a writing signed by that party. A waiver of any breach of a provision of this Agreement shall be construed narrowly and shall not be deemed to be a waiver of any succeeding breach of that provision or a waiver of that provision itself or of any other provision.

13.          Non-Disparagement. Both during and after his employment, Employee agrees not to disparage the Company or any of the stockholders, directors, officers, or employees of the Company. In addition, Employee agrees not to make any statement or engage in any conduct that could reasonably be expected to affect adversely the business or reputation of the Company or any of its stockholders, directors, officers, or employees of the Company. This paragraph will not restrict or prevent any party from providing truthful testimony as required by court order or other legal process. In addition, this paragraph will not prohibit Employee from reporting possible violations of law or regulation to any governmental agency or entity or self-regulatory organization, or making other disclosures that are protected under the whistleblower provisions of applicable law.

14.	Intellectual Property.

14.1          "Intellectual Property Rights" means all intellectual property rights of whatever nature, including rights to inventions (irrespective of whether patented or patentable), patents, utility models, registered and unregistered trademarks, service marks, rights in business names and trade names and get-up, rights in domain names, goodwill and the right to sue for passing off or unfair competition, rights in computer software (object or source code), registered designs, unregistered rights in designs, semiconductor topography rights, copyrights and related rights (including software copyright), rights in performances, database rights, rights to use and preserve the confidentiality of confidential information (including trade secrets and know-how) and any other intellectual property rights, in each case whether registered or unregistered and including all applications or rights to apply for and be granted registrations, renewals or extensions, and rights to claim priority from such rights and all similar or equivalent rights or forms of protection which may now or in the future subsist in any part of the world. Intellectual Property Rights includes and covers all intellectual property which arises as a result of any creation, invention or discovery made by Employee whether alone or with any other person at any time during either (a) the course of his employment with the Company; or (b) outside the course of his employment if the Intellectual Property Rights relate directly or indirectly to the business of any Group Company or which may, in the opinion of the Company, be capable of being used or adapted for by any Group Company

14.2          Ownership of Intellectual Property Rights. Employee hereby agrees and acknowledges that all Intellectual Property Rights which are the subject of this Agreement shall automatically belong to, vest in and be the absolute sole and unencumbered property of the Company to the fullest extent permitted by law.

14.3          Transfer of Rights. To the extent that any Intellectual Property Rights do not automatically vest in the Company (either at law or by virtue of this Agreement) Employee:

(a)          acknowledges that all Intellectual Property Rights are held in trust for the Company; and

(b)          hereby assigns to the Company (or, at the direction of the Company, to the Parent Company or an Associated Undertaking) as a present and future assignment upon creation, any and all Intellectual Property Rights throughout the world for the maximum duration of such rights including any extensions and renewals thereof and including the right to sue for damages and other remedies in respect of any past infringements.

14.4          License. To the extent that any Intellectual Property Rights are incapable of being assigned to the Company (or, where applicable, the Parent Company or an Associated Undertaking) under applicable law, then Employee hereby grants to the Company (or at the direction of the Company, the Parent Company or an Associated Undertaking) an exclusive, perpetual, fully-paid and royalty-free, irrevocable and worldwide license to use such Intellectual Property Rights to the fullest extent permitted by law (including the right to sub-license and to assign all of these rights.

14.5          Disclosure. Employee hereby undertakes to notify and disclose to the Company in writing full details of all Intellectual Property Rights to which this clause applies forthwith upon the creation, invention or discovery of the same, and promptly whenever requested by the Company and in any event upon the termination of the Employment deliver up to the Company all correspondence and other documents, papers and records and all copies thereof in his possession, custody or power relating to any Intellectual Property Rights.

14.6          Waiver of Rights. Employee hereby irrevocably and unconditionally waives all moral rights that vest in Employee at any time in connection with Employee's authorship of any copyright works which form part of the Intellectual Property Rights wherever in the world enforceable, including without limitation, the right to be identified as the author of any such works and the right to object to derogatory treatment of any such works and Employee agrees not to initiate, support or maintain any action or claim to the effect that any treatment, exploitation or use of such work infringes such right.

14.7         No Compensation. Employee acknowledges that, save as provided in this Agreement, no further remuneration or compensation is or may become due and payable to Employee in respect of his performance of his obligations under this Agreement.

 14.8          Employee Undertaking. Employee undertakes, at the expense of the Company, to execute all such documents, make such applications, give such assistance and do such acts and things as ay in the opinion of the Company be necessary or desirable in order to vest in an / or register Intellectual Property to which this clause applies, in the name of the Company and otherwise to protect and maintain such Intellectual Property including without limitation by applying for patents in any country in the world and assigning the benefit of such applications to the Company.

 14.9          Appointment of Company. Employee irrevocably appoints the Company or its nominee as the attorney of Employee to execute and sign as Employee's act and deed in his name and on his behalf all documents as the Company may consider requisite for the perfection of the pledge hereby evidenced.

15.          Other Agreements; Representations and Warranties. Employee represents, warrants and, where applicable, covenants to the Company that:

15.1          There are no restrictions, agreements or understandings whatsoever to which Employee is a party which would prevent or make unlawful Employee's execution of this Agreement or Employee's employment or performance of his duties=hereunder, or which is or would be inconsistent or in conflict with this Agreement or Employee's employment or performance of his duties=hereunder, or would prevent, limit or impair in any way the performance by Employee of his obligations hereunder;

15.2          Employee's execution of this Agreement and Employee's employment hereunder shall not constitute a breach of any contract, agreement or understanding, oral or written, to which Employee is a party or by which Employee is bound; a-A4-

15.3          Employee is free to execute this Agreement and to be employed by the Company as an employee pursuant to the provisions set forth herein.,-,;,

15.4          Employee is not currently and has never been disqualified to act as an officer or director of a company within the United States, Ireland or elsewhere;

15.5          the curriculum vitae and other details provided by Employee to the Company or a third party in relation to his application for employment by the Company (including, but not limited to academic and/or professional qualifications, career history or level of experience) are complete and accurate in all material respects and

15.6          the carrying out of his duties pursuant to this Agreement will not result in the disclosure or use by him of any confidential information or intellectual property of any other party, including any previous employer.

Employee shall indemnify the Company against all claims, liabilities, losses, costs and expenses which the Company may suffer or incur or which may be made against the Company arising out of, or in respect of, any breach of the warranties and representations in this Sectionc!,

16.          Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and Employee and their respective successors, executors, administrators, heirs and/or permitted assigns; provided, however, that neither Employee nor the Company may make any assignments of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party, except that, without such consent, the Company may assign this Agreement to any Group Company orJo any successor to all or substantially all the business or assets of the Company by means of liquidation, dissolution, merger, consolidation, transfer of assets, or otherwise. The Company will require any successor (whether direct or indirect, by merger, consolidation, transfer of assets, or otherwise) acquiring all or substantially all of the business and/or assets of the Company (whether such assets are held directly or indirectly) to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, in connection with a Change of Control, or otherwise.

17.          Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit Employee's continuing or further participation in any benefit, bonus, incentive, stock- based or other plan or program provided by the Company and for which Employee may qualify. Except as otherwise provided herein, amounts and benefits which are vested benefits or which Employee is otherwise entitled to receive at or subsequent to the date of termination shall be payable in accordance with such plan or program unless otherwise provided.

18.          Entire Agreement; Amendments. This Agreement contains the entire agreement and understanding of the parties hereto relating to the subject matter hereof and thereof, and supersede all prior and contemporaneous discussions, agreements and understandings of every nature (whether oral or written) relating to the employment of Employee by the Company. Each of the parties to this Agreement acknowledges that in agreeing to enter into this Agreement it has not relied on any representations or warranties except for those contained in this Agreement. This Agreement may not be changed or modified, except by an agreement in writing signed by each of the parties hereto.

19.          Governing Law and Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. The federal and state courts sitting in New York shall have exclusive jurisdiction of all disputes arising from or relating to this Agreement, including the termination of this Agreement. The Company and Employee hereby irrevocably consent to the jurisdiction of such courts and waive any argument that such courts lack personal jurisdiction or would be an inconvenient forum in which to litigate.

20.          Cooperation. Employee further agrees that during and after his employment with the Company, subject to reimbursement of his reasonable expenses, he will cooperate fully with the Company and its counsel with respect to any matter (including, without limitation, litigation, investigations, or governmental proceedings) in which the Employee was in any way involved during her employment with the Company. Employee shall render such cooperation in a timely manner on reasonable notice from the Company, so long as the Company, following Employee's termination of employment, exercises commercially reasonable efforts to schedule and limit its need for Employee's cooperation under this paragraph so as not to interfere with Employee's other personal and professional commitments.

21.          Company Policies. Employee will be subject to and comply with all policies of the Company in effect from time to time, including (without limitation) policies regarding ethics, personal conduct, stock ownership, securities trading, clawback and hedging and pledging of securities.

22.          Suspension. In order to investigate a_material and legitimate=complaint against Employee of misconduct and to allow the Company to carry out whatever investigations it deems appropriate, the Company may suspend Employee for a reasonable period on full pay and other contractual benefits (save as set out below) and may do any or all of the following:

22.1          exclude Employee from all or any premises of the Company, the Parent Company or any Associated Undertaking;

22.2          require Employee to abstain from engaging in any contact (whether or not initiated by him) which concerns any of the business affairs of the Company, the Parent Company or any Associated Undertaking with any customer, client, supplier, other business connection, employee, director, officer, consultant or agent of the Company, the Parent Company or any Associated Undertaking;

22.3          require Employee to deliver up to the Company (to whomever the Board specifies), without destruction, deletion or redaction of any data or images, any correspondence, documents, laptops, computer drives, computer disks and other computer equipment, tapes, mobile telephones, storage media of any type, or BlackBerry wireless devices (or similar equipment) in his possession or under his control and which belong to the Company or the Parent Company or any of their associates, and to provide to the Company full details of all then current passwords or other privacy or security measures used by Employee in respect of any such equipment; or

22.4          suspend or limit Employee's access to any Group Company's computer, e-mail, telephone, voicemail and other communication systems or databases.

22.5          During any period of suspension pursuant to this Section, Employee shall (for the avoidance of doubt) continue to be bound by the duties of fidelity and good faith, shall hold himself available during normal business hours (other than agreed holidays or authorized absence for sickness or injury or other authorized leave) to perform any duties that may be assigned to him (if any), and shall continue to comply with the terms of this Agreement. Employee shall have no eligibility for any bonus in respect of the period of any such suspension and shall have no claim in respect of the effect (if any) which any such suspension may have on his eligibility in respect of any other period.

23.          Withholding. The Company may withhold from any amount payable to Employee such federal, state, local and any other taxes as the Company determines are required to be withheld pursuant to applicable law.

24.          Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring either party hereto by virtue of the authorship of any of the provisions of this Agreement. Words in this Agreement denoting any gender include all genders and words denoting the singular include the plural and vice versa. Headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

25.          Notice. Any notice or other communication required or permitted to be given pursuant to this Agreement shall be given in writing and shall be deemed to have been duly given if delivered by hand, if sent by email, or if sent by registered mail, return receipt requested or by reputable overnight courier service correctly addressed to the relevant party's address as specified in this Agreement or at such other address as such party may designate from time to time in and marked for the attention of the Company's secretary in the case of notices addressed to the Company. Such notice shall be deemed effective upon sending by email, upon delivery if delivered by hand or upon the day after sending if sent by overnight carrier or mail.

26.          Gratuities. During the Term, Employee shall not directly or indirectly procure, accept or obtain for Employee's own benefit (or for the benefit of any other person) Gratuities (as defined herein) from any third party in respect of any business transacted (whether or not by Employee) by or on behalf of the Company, the Parent Company or any Associated Undertaking. Employee shall, as soon as reasonably practicable, disclose or account to the Company, the Parent Company or any Associated Undertaking for any Gratuities received by Employee (or any other person on Employee's behalf or at Employee's instruction. For purposes of this Agreement, "Gratuities" means the direct or indirect procurement to accept or obtain for Employee's own benefit (or for the benefit of any other person) any payment, rebate, discount, commission, vouchers, gift, entertainment, or other benefit outside the normal course of business.

27.          Equity Plans. If any material term of an equity, options or long term incentive award in this Agreement is inconsistent with a material provision of the corresponding equity, options or long term incentive plan of the Parent Company, then the Board shall use its best efforts to revise or amend such equity, options or long term incentive plan to make it consistent with the material terms of the award provisions in this Agreement to the extent permitted by applicable law.

28.          Survival. The termination of this Agreement or of Employee's employment shall not affect the provisions of this Agreement as are expressed to operate or have effect thereafter and shall be without prejudice to any right of action already accrued to either party in respect of any breach of this Agreement by the other party.

29.          Enforcement. The Company may enforce any provision of this Agreement which is expressly or implicitly intended to benefit any other Group Company, including the Parent Company or an Associated Undertaking.

30.          Counterparts and Facsimiles. This Agreement may be executed, including execution by facsimile (including PDF) signature, in one or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.

31.          Acknowledgement. EMPLOYEE HEREBY ACKNOWLEDGES AND REPRESENTS THAT EMPLOYEE HAS CONSULTED WITH INDEPENDENT LEGAL COUNSEL REGARDING EMPLOYEE'S RIGHTS AND OBLIGATIONS UNDER THIS AGREEMENT TO THE EXTENT DETERMINED NECESSARY OR APPROPRIATE BY EMPLOYEE, AND THAT EMPLOYEE FULLY UNDERSTANDS THE TERMS AND CONDITIONS CONTAINED HEREIN.

The parties have executed this Employment Agreement on the date first above written.

Name: Ronan O'Caoimh Title: President _________________________________ Aris Kekedjian